UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

(Amendment No. )*

TMC THE METALS COMPANY INC.

 (Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

 Common Shares: 87261Y 106

(CUSIP Number)

 Gerard Barron

c/o TMC the metals company Inc.

595 Howe Street, 10th Floor
Vancouver, British Columbia, Canada V6C2T5

(574) 252-9333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
Jeffrey Schultz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

September 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 2 of 7

1	NAMES OF REPORTING PERSON Gerard Barron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,287,796 shares of Common Shares[1]
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 18,287,796 shares of Common Shares[1]
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,287,796 shares of Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% of the Common Shares[2]
14	TYPE OF REPORTING PERSON IN

[1]	Consists of (i) 14,209,752 Common Shares and (ii) 4,078,044 Common Shares underlying options that are exercisable within 60 days of September 9, 2021. Does not include up to 12,113,741 Special Shares (which includes Special Shares underlying options) which automatically convert into Common Shares on a one for one basis, if on any twenty trading days within any thirty trading day period, the Common Shares trade for a price that is greater than or equal to the price threshold for such class of Special Shares.
[2]	Calculated based on 224,385,324 Common Shares issued and outstanding as of September 9, 2021.

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 3 of 7

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Shares, no par value, of TMC the metals company Inc. (f/k/a Sustainable Opportunities Acquisition Corp.), a company existing under the laws of British Columbia (the “Issuer”). The principal executive office of the Issuer is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5.

Item 2.	Identity and Background.

(a) This Statement is being filed on behalf of Gerard Barron (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o TMC the metals company Inc., 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5.

(c) Gerard Barron is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gerard Barron is a citizen of Australia.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 9, 2021 (the “Closing Date”), Sustainable Opportunities Acquisition Corp., a Cayman Islands exempted company limited by shares (“SOAC” and after the Business Combination described herein, the “Company”), consummated the previously announced business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement, dated as of March 4, 2021 (the “Business Combination Agreement”), by and among SOAC, 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada (“NewCo Sub”), and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada (“DeepGreen”).

Prior to the Effective Time (as defined below), SOAC migrated and was continued from the Cayman Islands to British Columbia, Canada and was domesticated as a company existing under the laws of British Columbia, pursuant to Part XII of the Cayman Islands Companies Act (as Revised) and Part 9, Division 8 of the Business Corporations Act (British Columbia) (the “BCBCA”) (such continuance, the “Continuance”). As a result and upon the consummation of the Continuance, (i) the identifying name of the Class A ordinary shares of SOAC, par value $0.0001 per share (the “Class A ordinary shares”), and Class B ordinary shares of SOAC, par value $0.0001 per share (the “Class B ordinary shares”), were changed to common shares of the Company (the “Common Shares”) and the Class A ordinary shares and Class B ordinary shares were changed from shares with par value to shares without par value; (ii) the rights and restrictions attached to the renamed Class A ordinary shares and Class B ordinary shares of SOAC were deleted and the shares have the rights and restrictions attached to the Common Shares, as described in the notice of articles and articles of the Company; (iii) the number of authorized Common Shares were unlimited; (iv) each issued and outstanding whole warrant to purchase one Class A ordinary share automatically represented the right to purchase one Common Share at an exercise price of $11.50 per share on the terms and conditions set forth in the SOAC warrant agreement; (v) the notice of articles and articles of TMC became the governing documents of the Company; and (vi) SOAC’s name changed to “TMC the metals company Inc.”

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 4 of 7

On the Closing Date, promptly following the Continuance, pursuant to a court-approved plan of arrangement (the “Plan of Arrangement,” and the arrangement pursuant to such Plan of Arrangement, the “Arrangement”) under the BCBCA, (i) SOAC acquired all of the issued and outstanding common shares in the capital of DeepGreen (the “DeepGreen Common Shares”); (ii) the shareholders and the optionholders of DeepGreen became entitled to receive at the Effective Time, in exchange for their DeepGreen Common Shares and options to purchase DeepGreen Common Shares, as applicable, an aggregate of (a) 229,162,651 Common Shares (which includes Common Shares underlying options) based on an Adjusted Equity Value (as defined in the Business Combination Agreement) immediately prior to the Effective Time of $2,291,628,539, (b) 4,999,973 Class A Special Shares (which includes Class A Special Shares underlying options), (c) 9,999,853 Class B Special Shares (which includes Class B Special Shares underlying options), (d) 9,999,853 Class C Special Shares (which includes Class C Special Shares underlying options ), (e) 19,999,855 Class D Special Shares (which includes Class D Special Shares underlying options), (f) 19,999,855 Class E Special Shares (which includes Class E Special Shares underlying options), (g) 19,999,855 Class F Special Shares (which includes Class F Special Shares underlying options), (h) 24,999,860 Class G Special Shares (which includes Class G Special Shares underlying options), and (i) 24,999,860 Class H Special Shares (which includes Class H Special Shares underlying options), in each case, in the capital of the Company, each of which Special Share is automatically convertible into Common Shares on a one-for-one basis (unless adjusted) if certain Common Share price thresholds are met (collectively, the “DeepGreen Earnout Shares”); (iii) DeepGreen became a wholly-owned subsidiary of the Company; and (iv) DeepGreen and NewCo Sub amalgamated to continue as one unlimited liability company existing under the laws of British Columbia, Canada. In addition, the warrant issued by DeepGreen to Allseas Group S.A to purchase DeepGreen Common Shares was assumed by the Company and became a warrant to purchase Common Shares upon the consummation of the Business Combination, in accordance with its terms. As a consequence of the Business Combination, each option to purchase DeepGreen Common Shares, whether vested or unvested, that was outstanding immediately prior to the Effective Time was assumed by the Company and became an option (vested or unvested, as applicable) to purchase a number of Common Shares equal to the number of DeepGreen Common Shares subject to such option immediately prior to the Effective Time multiplied by the Per Share Consideration (as defined in the Business Combination Agreement), rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Per Share Consideration, rounded up to the nearest whole cent. The time that the Arrangement became effective is referred to as the “Effective Time.”

In connection with the Business Combination, 14,209,752 Common Shares were received by Gerard Barron in exchange for 14,209,752 Class A ordinary shares of SOAC, which includes 231,572 Common Shares received in exchange for 231,572 Class B preferred shares of SOAC which automatically converted into Class A ordinary shares of SOAC on a one for one basis in connection with the closing of the Business Combination. The 14,209,752 Common Shares held by Gerard Barron includes the right to purchase 310,037 Class A Special Shares, 620,072 Class B Special Shares, 620,072 Class C Special Shares, 1,240,144 Class D Special Shares, 1,240,144 Class E Special Shares, 1,240,144 Class F Special Shares, 1,550,180 Class G Special Shares and 1,550,180 Class H Special Shares. The 4,078,044 Common Shares underlying options which have previously vested held by Gerard Barron includes the right to purchase 88,976 Class A Special Shares, 177,953 Class B Special Shares, 177,953 Class C Special Shares, 355,907 Class D Special Shares, 355,907 Class E Special Shares, 355,907 Class F Special Shares, 444,885 Class G Special Shares and 444,885 Class H Special Shares. The 2,275,334 Common Shares underlying options which have not yet vested held by Gerard Barron includes the right to purchase 49,644 Class A Special Shares, 99,288 Class B Special Shares, 99,288 Class C Special Shares, 198,577 Class D Special Shares, 198,577 Class E Special Shares, 198,577 Class F Special Shares, 248,222 Class G Special Shares and 248,222 Class H Special Shares. Each of the Class A Special Shares, the Class B Special Shares, the Class C Special Shares, the Class D Special Shares, the Class E Special Shares, the Class F Special Shares, the Class G Special Shares and the Class H Special Shares (collectively, the "Special Shares") automatically convert into Common Shares on a one for one basis, if on any twenty trading days within any thirty trading day period, the Common Shares trade for a price that is greater than or equal to the price threshold for such class of Special Shares (the "Price Threshold") described below, or in the event of certain changes of control. The Price Thresholds for the Special Shares are as follows: Class A Special Shares ($15.00), Class B Special Shares ($25.00), Class C Special Shares ($35.00), Class D Special Shares ($50.00), Class E Special Shares ($75.00), Class F Special Shares ($100.00), Class G Special Shares ($150.00), and Class H Special Shares ($200.00).

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 5 of 7

Item 4.	Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s Common Shares beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Business Combination.

Gerard Barron serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Gerard Barron was involved in the Business Combination as the Chief Executive Officer and Chairman of the Board of Directors of TMC. Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Shares of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Shares of the Issuer beneficially owned by the Reporting Person as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Gerard Barron holds (i) 14,209,752 Common Shares of the Issuer and (ii) 4,078,044 Common Shares underlying options that are exercisable within 60 days of September 9, 2021. Mr. Barron also holds 2,275,334 Common Shares underlying options that vest as follows, subject to continued service through each vesting threshold: (i) 25% if TMC's market capitalization equals or exceeds $3.0 billion; (ii) 35% if TMC's market capitalization equals or exceeds $6.0 billion; (iii) 20% if the International Seabed Authority grants an exploitation contract to TMC; and (iv) 20% upon the commencement of the first commercial production following the grant of the exploitation contract. Excludes the Special Shares held by Mr. Barron. Mr. Barron also has the right to purchase up to 12,113,741 Special Shares (which includes Special Shares underlying options) which automatically convert into Common Shares on a one for one basis, if on any twenty trading days within any thirty trading day period, the Common Shares trade for a price that is greater than or equal to the price threshold for such class of Special Shares.

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 6 of 7

The Reporting Person is a party to the Amended and Restated Registration Rights Agreement, dated as of September 9, 2021, by and among the Issuer, Sustainable Opportunities Holdings LLC (the “Sponsor”), certain holders of the Sponsor and certain holders of DeepGreen (the “DeepGreen Securityholders”) (the “Registration Rights Agreement”), pursuant to which, among other things, the initial shareholders and the DeepGreen Securityholders (a) agreed not to effect any sale or distribution of certain securities of TMC held by them during the lock-up periods described therein and (b) were granted certain customary registration rights, including demand, piggy-back and shelf registration rights. Notably, certain shares held by the initial holders shall not be offered, sold, pledged or distributed for periods of six months or twelve months, as applicable, and certain shares held by the DeepGreen Securityholders shall not be offered, sold, pledged or distributed for periods of six months or two years, as applicable, subject to the exceptions described in the Registration Rights Agreement. The Registration Rights Agreement also provides that TMC will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1.	Amended and Restated Registration Rights Agreement, dated as of September 9, 2021, by and among the Issuer, Sustainable Opportunities Holdings LLC, certain holders of Sustainable Opportunities Holdings LLC and certain holders of DeepGreen Metals Inc. (incorporated by reference from Exhibit 10.5 the Form 8-K of TMC Incorporated filed with the Securities and Exchange Commission on September 9, 2021 (File No. View all with same reporting date 001-39281)).

SCHEDULE 13D

CUSIP NO. 87261Y 106	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2021	/s/ Gerard Barron